UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Daegis Inc.

(Name of Subject Company)

Company D Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

233720101

(Cusip Number of Class of Securities)

Gordon A. Davies

Chief Legal Officer and Corporate Secretary

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press Release issued by Open Text Corporation on October 8, 2015.

OpenText Signs Definitive Agreement to Acquire Daegis Inc.

Waterloo, ON- 2015-October-8 – Open Text Corporation (NASDAQ: OTEX) (TSX: OTC) (“OpenText”), a global leader in Enterprise Information Management (EIM), today announced a definitive agreement to acquire Daegis Inc. (NASDAQ: DAEG) (“Daegis”), a global information governance, data migration solutions and development tools company.(1)

Under the terms of the agreement, which has been approved by the boards of directors of both companies, a newly formed, indirect wholly-owned subsidiary of OpenText will commence a tender offer for all outstanding shares of Daegis for $0.82 per share in cash, for a total equity value of approximately $13.5 million. OpenText will fund the acquisition with cash on hand.

OpenText intends to commence a tender offer for all of the shares of common stock of Daegis within 10 business days. Under the agreement, the tender offer will be followed by a merger to acquire any untendered shares. The tender offer is subject to the tender of a majority of Daegis’ shares and certain other customary closing conditions. It is expected that the transaction will close in the second quarter of OpenText’s fiscal 2016.

Additional Information

The tender offer described in this press release has not yet commenced. This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, OpenText and its indirect wholly-owned subsidiary, Company D Merger Sub Inc. intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Daegis intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. OpenText, Company D Merger Sub Inc. and Daegis intend to mail these documents to the Daegis stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents, as well as OpenText’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at OpenText’s website at www.OpenText.com. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

About OpenText

OpenText is the largest independent software provider of Enterprise Information Management (EIM). For more information please visit www.opentext.com.

About Daegis

Daegis Inc. (NASDAQ: DAEG), is a global enterprise software company with comprehensive offerings for information governance, application migration, data management and application development. Their products include leading-edge enterprise archive and eDiscovery technology, mobile application development technology, application migration and data management software.

Approximately 20% of Fortune 100 companies use their solutions. They are headquartered in Irving, Texas and serve their worldwide customer base through their offices in California, New Jersey, Australia, Canada, Germany and the UK.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release, including statements regarding the proposed transaction between OpenText and Daegis, OpenText’s and Daegis’ financial results and estimates and/or business prospects, the combined company’s plans, objectives, expectations and intentions, leadership in the EIM and analytics and insights industries and the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, expected synergies, as well as the expected timing and benefits of the transaction, may contain words such as “expects,” “may,” “potential,” “upside,” “approximately,” “project,” “would,” “could,” “should,” “will,” “anticipates,” “believes,” “intends,” “estimates,” “targets,” “plans,” “envisions,” “seeks” and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which OpenText and Daegis operate, are subject to important risks and uncertainties that are difficult to predict and the actual outcome may be materially different. These statements reflect beliefs and assumptions that are based on OpenText’s and Daegis’ perception of historical trends, current conditions and expected future developments as well as other factors management believes are appropriate in the circumstances. In making these statements, OpenText and Daegis have made assumptions with respect to the ability of OpenText and Daegis to achieve expected synergies and the timing of same, the ability of OpenText and Daegis to predict and adapt to changing customer requirements, preferences and spending patterns, the ability of OpenText and Daegis to protect their intellectual property, future capital expenditures, including the amount and nature thereof, trends and developments in the information technology and financial sectors and other sectors of the economy that are related to these sectors, business strategy and outlook, expansion and growth of business and operations, credit risks, anticipated acquisitions, future results being similar to historical results, expectations related to future general economic and market conditions and other matters. OpenText’s and Daegis’ beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. OpenText’s beliefs and assumptions may prove to be inaccurate and consequently OpenText’s actual results could differ materially from the expectations set out herein.

Actual results or events could differ materially from those contemplated in the forward-looking statements as a result of the following:

(i)	risks and uncertainties relating to the transaction, including (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on OpenText’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, (b) the possibility that certain assumptions with respect to Daegis or the transaction could prove to be inaccurate, (c) failure or delay in respect of the satisfaction of the closing conditions to the transaction, (d) the potential failure to retain key employees of OpenText or Daegis as a result of the proposed transaction or during integration of the businesses and (e) disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships;

(ii)	risks and uncertainties relating to OpenText, including (a) the future performance, financial and otherwise, of OpenText, (b) the ability of OpenText to bring new products to market and to increase sales, (c) the strength of OpenText’s product development pipeline, (d) OpenText’s growth and profitability prospects, (e) the estimated size and growth prospects of the EIM market, (f) OpenText’s competitive position in the EIM market and its ability to take advantage of future opportunities in this market, (g) the benefits of OpenText’s products to be realized by customers, and (h) the demand for OpenText’s products and the extent of deployment of OpenText’s products in the EIM marketplace; and

(iii)	risks and uncertainties relating to future events, conditions or circumstances, or other general risks, including (a) integration of other acquisitions and related restructuring efforts, including the quantum of restructuring charges and the timing thereof, (b) the possibility that OpenText may be unable to meet its future reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, (c) the risks associated with bringing new products to market, (d) fluctuations in currency exchange rates, (e) delays in the purchasing decisions of OpenText’s customers, (f) the competition OpenText faces in its industry and/or marketplace, (g) the possibility of technical, logistical or planning issues in connection with the deployment of OpenText’s products or services, (h) the continuous commitment of OpenText’s customers, and (i) demand for OpenText’s products.

For additional information with respect to risks and other factors which could occur, see OpenText’s Annual Report on Form 10-K filed on July 29, 2015 and Form 10-K/A filed on July 31, 2015, including Part I, Item 1A, “Risk Factors” therein, other Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other securities filings with the SEC that are available at the SEC’s website at www.sec.gov and other securities regulators. Many of these factors are beyond OpenText’s control. Unless otherwise required by applicable securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OTEX-MNA

Note:

(1)	All dollar amounts in this press release are in U.S. Dollars unless otherwise indicated.

Copyright ©2015 Open Text Corporation. OpenText is a trademark or registered trademark of OpenText SA and/or Open Text ULC. The list of trademarks is not exhaustive of other trademarks, registered trademarks, product names, company names, brands and service names mentioned herein are property of OpenText SA or other respective owners. All rights reserved. For more information, visit: http://www.opentext.com/2/global/site-copyright.html_SKU.

Further information:

Greg Secord

Vice President, Investor Relations

Open Text Corporation

San Francisco: (415) 963-0825

gsecord@opentext.com

Kasey Holman

Vice President, Corporate Communications

Open Text Corporation

San Francisco: (415) 500-9551

kholman@opentext.com

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